For the year ended (a) October 31, 1995
File number (c) 811-6048


                          SUB-ITEM 77J


 Revaluation of Assets or Restatement of Capital Share Account

       The Prudential Global Limited Maturity Fund, Inc. - Limited Maturity Portfolio accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income and decrease accumulated net realized loss on investments by $3,211,158. This was primarily the result of net foreign currency losses incurred for the year ended October 31, 1995. Net investment income, net realized gains and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of October 31, 1995 is $11,290,809 of equalization debits.





       The Prudential Global Limited Maturity Fund, Inc. - Global Assets Portfolio accounts and reports for distributions to shareholders in accordance with AICPA Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase accumulated distributions in excess of net investment income and decrease accumulated net realized loss on investments by $1,123,444. This was primarily the result of net foreign currency losses incurred for the year ended October 31, 1995. Net investment income, net realized gains, and net assets were not affected by this change. Included in accumulated distributions in excess of net investment income as of October 31, 1995 is $4,505,980 of equalization debits.